1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Muriel McFarling 214 659.4461 Phone 214 659.4784 Fax mmcfarling@andrewskurth.com
August 3, 2005
VIA FACSIMILE AND FEDEX
Yolanda Crittendon
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Capstead Mortgage Corporation Form 10-K for the year ended December 31, 2004 File No. 001-08896
Dear Ms. Crittendon:
     Capstead Mortgage Corporation has received the staff’s comment letter referenced above with respect to the company’s 10-K for the year ended December 31, 2004. Unfortunately, the chief financial officer of the company is on vacation and unreachable until mid-August. Accordingly, as counsel for the company, we hereby respectfully request, on behalf of the company, an extension of the ten business day period the staff has suggested for preparation and filing of a response. The company will provide a response to the staff’s comment letter on or before August 30, 2005.
     If you have any questions or require additional information at this time, please contact me at (214) 659-4461.
Sincerely,
/s/ Muriel C. McFarling
Muriel C. McFarling
MCM:cfm

cc:	Cicely Lucky — U.S. Securities and Exchange Commission (via facsimile)
Andrew Jacobs — Capstead Mortgage Corporation (via facsimile)
Phil Reinsch — Capstead Mortgage Corporation (via facsimile)
David Barbour (firm)

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